UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

V2X, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92242T 101

(CUSIP Number)

Joel M. Rotroff

American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, New York 10017

(212) 627-2360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 92242T 101	13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS American Industrial Partners Capital Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,591,866 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,500,001 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,591,866 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1% (3)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 18,500,001 shares held directly or indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”), AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”) and Vertex Aerospace Holdco LLC (“Vertex Holdco” and, together with AIP Fund VI and Vertex Funding, the “Reporting Persons”). AIPCF VI, LLC (“AIP GP”) is the general partner of AIP Fund VI. Mr. Dino Cusumano is a senior managing member of AIP GP. AIP Fund VI is the managing member of AIP Vertex GP LLC, which is the general partner of Vertex Funding. Vertex Holdco is a direct, wholly owned subsidiary of Vertex Funding. Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Mr. Cusumano serves as a member of the Board of Directors of the Issuer. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status a “group” within the meaning of Rule 13d-5 of the Exchange Act.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6.
(3)	Based on 30,437,694 shares of common stock of the Issuer outstanding as of July 6, 2022.

CUSIP No. 92242T 101	13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS AIPCF VI Vertex Aerospace Funding LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,591,866 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,500,001 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,591,866 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1% (3)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 18,500,001 shares held directly or indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”), AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”) and Vertex Aerospace Holdco LLC (“Vertex Holdco” and, together with AIP Fund VI and Vertex Funding, the “Reporting Persons”). AIPCF VI, LLC (“AIP GP”) is the general partner of AIP Fund VI. Mr. Dino Cusumano is a senior managing member of AIP GP. AIP Fund VI is the managing member of AIP Vertex GP LLC, which is the general partner of Vertex Funding. Vertex Holdco is a direct, wholly owned subsidiary of Vertex Funding. Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Mr. Cusumano serves as a member of the Board of Directors of the Issuer. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status a “group” within the meaning of Rule 13d-5 of the Exchange Act.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6.
(3)	Based on 30,437,694 shares of common stock of the Issuer outstanding as of July 6, 2022.

CUSIP No. 92242T 101	13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS Vertex Aerospace Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,591,866 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,500,001 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,591,866 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1% (3)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 18,500,001 shares held directly or indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”), AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”) and Vertex Aerospace Holdco LLC (“Vertex Holdco” and, together with AIP Fund VI and Vertex Funding, the “Reporting Persons”). AIPCF VI, LLC (“AIP GP”) is the general partner of AIP Fund VI. Mr. Dino Cusumano is a senior managing member of AIP GP. AIP Fund VI is the managing member of AIP Vertex GP LLC, which is the general partner of Vertex Funding. Vertex Holdco is a direct, wholly owned subsidiary of Vertex Funding. Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Mr. Cusumano serves as a member of the Board of Directors of the Issuer. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status a “group” within the meaning of Rule 13d-5 of the Exchange Act.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6.
(3)	Based on 30,437,694 shares of common stock of the Issuer outstanding as of July 6, 2022.

CUSIP No. 92242T 101	13D	Page 5 of 12

Explanatory Note

The Reporting Persons named in Item 2 below are hereby jointly filing this statement on beneficial ownership on Schedule 13D (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities identified in Item 5 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.4.

Item 1.	Security and Issuer

This Statement is filed on behalf of the Reporting Persons (as defined below). This Statement relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of V2X, Inc. (formerly, Vectrus, Inc.), an Indiana corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2424 Garden of the Gods Road, Suite 300, Colorado Springs, Colorado 80919.

Item 2.	Identity and Background

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) American Industrial Partners Capital Fund VI, L.P., a Delaware limited partnership (“AIP Fund VI”); (2) AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), a Delaware limited partnership; and (3) Vertex Aerospace Holdco LLC, a Delaware limited liability company (“Vertex Holdco”).

AIPCF VI, LLC, a Delaware limited liability company (“AIP GP”), is the general partner of AIP Fund VI. Mr. Dino Cusumano, a United States citizen, is a senior managing member of AIP GP. AIP Fund VI is the managing member of AIP Vertex GP LLC, a Delaware limited liability company, which is the general partner of Vertex Funding. Vertex Holdco is a direct, wholly owned subsidiary of Vertex Funding. Any action by AIP GP with respect to the shares of Common Stock identified in Item 5 below, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares of Common Stock identified in Item 5 below. Mr. Cusumano serves as a member of the Board (as defined below). Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of Common Stock identified in Item 5 below, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status a “group” within the meaning of Rule 13d-5 of the Exchange Act.

The address of the principal office of each of the Reporting Persons and the business address of each of the general partners and individuals identified above is 450 Lexington Avenue, 40th Floor, New York, New York 10017.

AIP Fund VI is a private equity fund affiliated with the private equity firm commonly known as American Industrial Partners. Vertex Funding and Vertex Holdco are primarily engaged in the business of investing in securities of the Issuer.

During the past five years, none of the Reporting Persons, nor any of the general partners or individuals identified above, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 of this Statement are incorporated by reference in this Item 3.

On March 7, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer (then known as Vectrus, Inc.), Vertex Aerospace Services Holding Corp., a Delaware corporation (“Vertex”), Andor Merger Sub Inc., a Delaware corporation (“Merger Sub Inc.”), and Andor Merger Sub LLC, a Delaware limited liability company (“Merger Sub LLC”). Pursuant to the terms of the Merger Agreement, on July 5, 2022 (the “Closing Date”), (i) Merger Sub Inc. merged (the “First Merger”) with and into Vertex, with Vertex surviving such First Merger as a direct, wholly owned subsidiary of the Issuer, pursuant to and effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the “First Effective Time”) and (ii) immediately following the First Effective Time, Vertex (as the surviving company in the First Merger) merged (the “Second Merger” and, together with the First Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of the Issuer, pursuant to and effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. In connection with the closing of the transactions contemplated by the Merger Agreement, the Issuer filed an amendment to its Articles of Incorporation with the Secretary of State of the State of Indiana to change the Issuer’s name to “V2X, Inc.”

CUSIP No. 92242T 101	13D	Page 6 of 12

References to, and descriptions of, the Merger Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement filed as Exhibit 99.1 to this Statement.

As a result of the closing of the Mergers (the “Closing”), on the Closing Date, Vertex Holdco acquired 18,500,001 shares of Common Stock of the Issuer in exchange for 272,596.61 shares of common stock of Vertex, par value $0.01 per share, it owned prior to the Closing.

Item 4.	Purpose of the Transaction

The responses to Items 3 and 6 of this Statement are incorporated by reference in this Item 4.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Mr. Cusumano is a member of the Board and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in this Item 4 or as described in Item 6 with respect to the rights of the Vertex Holdco Parties (as defined below) under the Shareholders Agreement or in Mr. Cusumano’s current role as a member of the Board, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses to Items 2, 3 and 6 of this Statement are incorporated by reference in this Item 5.

(a) – Each of the Reporting Persons may be deemed to beneficially own an aggregate of 18,591,866 shares of Common Stock, including 18,500,001 shares of Common Stock held directly or indirectly by the Reporting Persons and 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See the discussion under “Shareholders Agreement” in the response to Item 6 below. Such 18,591,866 shares of Common Stock represent 61.1% of the Common Stock, based on 30,437,694 shares of Common Stock outstanding as of July 6, 2022.

(b) – Each of the Reporting Persons may be deemed to have:

•	sole voting power with respect to 0 shares of Common Stock;

•

shared voting power with respect to 18,591,866 shares of Common Stock, including 18,500,001 shares of Common Stock held directly or indirectly by the Reporting Persons and 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters;

•	sole dispositive power with respect to 0 shares of Common Stock; and

•	shared dispositive power with respect to 18,500,001 shares of Common Stock, which are the 18,500,001 shares of Common Stock held directly or indirectly by the Reporting Persons.

(c) – Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – With respect to the 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters, the other Former Vertex Stockholders (as defined below) that hold such shares have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. None of the Reporting Persons have any dispositive power with respect to such shares of Common Stock.

CUSIP No. 92242T 101	13D	Page 7 of 12

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 3 of this Statement is incorporated by reference in this Item 6.

Shareholders Agreement

Concurrently with the Closing, the Issuer entered into a shareholders agreement (the “Shareholders Agreement”) with Vertex Holdco and certain other former stockholders of Vertex who became shareholders of the Issuer (collectively with Vertex Holdco, the “Former Vertex Stockholders”), which among other things, (1) provides Vertex Holdco and its affiliates to which shares of Common Stock are transferred by a Former Vertex Stockholder (the “Vertex Holdco Parties”) with director nomination and committee designation rights, (2) governs how each Former Vertex Stockholder will vote its shares of Common Stock with respect to certain matters, (3) requires certain actions of the Issuer to be approved by the Vertex Holdco Parties, (4) provide the Vertex Holdco Parties with certain information rights, (5) limits transfers of Common Stock by the Former Vertex Stockholders, (6) limits certain acquisitions of Common Stock by the Vertex Holdco Parties, (7) restricts the ability of the Vertex Holdco Parties to solicit proxies in the election of directors for such periods indicated therein, and (8) provides that the Issuer will elect to be a “controlled company” for purposes of applicable listing standards for so long as the Issuer qualifies to do so.

References to, and descriptions of, the Shareholders Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Shareholders Agreement filed as Exhibit 99.2 to this Statement.

Director Appointment Rights

Pursuant to the Shareholders Agreement, for so long as the Former Vertex Stockholders collectively beneficially own 25% or more of the outstanding Common Stock (such period, the “Appointment Period”), the board of directors of the Issuer (the “Board” and, each member, a “Director”) will be comprised of 11 members unless otherwise approved by the Vertex Holdco Parties holding a majority of the shares of Common Stock then held by the Vertex Holdco Parties (the “Requisite Consent”).

During the Appointment Period, the Vertex Holdco Parties will be permitted, under the terms of the Shareholders Agreement to designate, from time to time, the total number of designees for nomination and election to the Board set forth in the table below (each, a “Vertex Holdco designee”), subject to the allocation of such designees among the classes of directors, for so long as the Former Vertex Stockholders collectively beneficially own a percentage of outstanding shares of Common Stock that exceeds the ownership thresholds set forth in the table below.

	Former Vertex Stockholders ownership threshold
	Greater than or equal to 36%	Greater than or equal to 32%	Greater than or equal to 28%	Greater than or equal to 25%
Number of Vertex Holdco designees	5	4	3	2

The Shareholders Agreement requires the Issuer to take all actions within its direct or indirect control (including any actions within the control of the Board) and permitted by applicable law, stock exchange rules, and the Issuer’s organizational documents to cause the election of the Vertex Holdco designees, including, among other things, nominating and appointing the Vertex Holdco designees and including the Vertex Holdco designees in the slate of nominees recommended by the Board in the Issuer’s proxy statement or notice of meeting.

If the percentage of outstanding shares of Common Stock collectively beneficially owned by the Former Vertex Stockholders falls below one of the applicable ownership thresholds, then the Shareholders Agreement provides that the Vertex Holdco Parties will provide written notice to the Issuer and, at the option of the Vertex Holdco Parties, (1) one Vertex Holdco designee will resign, effective no later than the next annual meeting, or (2) the Vertex Holdco Parties will not designate one Vertex Holdco designee that the Vertex Holdco Parties would otherwise have been entitled to designate at the next annual meeting. The Vertex Holdco Parties will cause Vertex Holdco designees on the Board to resign from the Board on the first date that the percentage of outstanding shares of Common Stock collectively beneficially owned by the Former Vertex Stockholders falls below 25% and the Vertex Holdco Parties will no longer be entitled to designate any directors to the Board.

CUSIP No. 92242T 101	13D	Page 8 of 12

In addition, pursuant to the Shareholders Agreement, the non-voting board advisor designated by the Issuer at the Closing will serve in such capacity until the earlier of three years from the Closing, a time determined by a majority of the directors who are not Vertex Holdco designees, and such non-voting board advisor’s death, disability, retirement or resignation.

Based on the beneficial ownership of the Vertex Holdco Parties of Common Stock as of the Closing Date, the Vertex Holdco Parties are entitled to nominate five Directors.

Committee Designation Rights

During the Appointment Period, each committee of the Board will consist of four members (unless otherwise approved by a majority of each of the Vertex Holdco and non-Vertex Holdco designees), at least two of which will not be Vertex Holdco designees. The Vertex Holdco Parties may designate (1) two Vertex Holdco designees to serve on each committee of the Board for so long as the Former Vertex Stockholders collectively beneficially own 34% or more of the outstanding shares of Common Stock and (2) one Vertex Holdco designee to serve on each committee of the Board for so long as at least one Vertex Holdco designee serves on the Board, in each case, subject to the rules of the New York Stock Exchange and Securities and Exchange Commission (“SEC”).

During the Appointment Period, the audit committee of the Board will be composed of entirely members who are independent under the New York Stock Exchange listing requirements. The Vertex Holdco Parties will be entitled to designate a Vertex Holdco designee to the audit committee of the Board if, at any time during the Appointment Period, the Vertex Holdco Parties were unable to designate their full number of designees to the audit committee because of the foregoing independence requirement and a Vertex Holdco designee is subsequently determined to be an independent director permitted to be appointed by the Vertex Holdco Parties.

Voting of Former Vertex Stockholders

Until the Issuer’s 2024 annual meeting of stockholders (the “2024 annual meeting”), the Shareholders Agreement requires each Former Vertex Stockholder to vote its shares of Common Stock (1) for the Vertex Holdco designees and (2) with respect to any nominees who are not Vertex Holdco designees, as recommended by the nominating and governance committee of the Board. Beginning at the 2024 annual meeting, each Former Vertex Stockholder will be entitled to vote its shares of Common Stock in its sole discretion for one Vertex Holdco nominee (assuming an 11 member Board) and for all other nominees who are not Vertex Holdco designees, in the case of an uncontested election, must vote in the same manner as, and in the same proportion to, all shares voted by the Issuer’s shareholders (excluding all Former Vertex Stockholders), or, in the case of a contested election, at such Former Vertex Stockholder’s option, either in accordance with the recommendation of the nominating and governance committee of the Board or in the same manner as, and in the same proportion to, all shares voted by, the Issuer’s shareholders (excluding all Former Vertex Stockholders). The Shareholders Agreement requires the Issuer to take all necessary action to cause the Issuer’s 2024 annual meeting to be held on or about May 6, 2024, or an earlier date and provides that the Former Vertex Stockholders may vote their shares in their discretion on any proposal or resolution that is not an election of directors.

Pursuant to the Shareholders Agreement, each Former Vertex Stockholder granted an irrevocable proxy to each of the Vertex Holdco Parties to vote or provide a written consent with respect to its shares of Common Stock with respect to the matters described above if such Former Vertex Stockholder fails to vote its shares of Common Stock in accordance with the requirements of the Shareholders Agreement and, then, has not cured such failure after five business days from the date of a request for a vote or written consent.

Company Actions

Pursuant to the Shareholders Agreement, for so long as the Former Vertex Stockholders collectively beneficially own 34% or more of the outstanding shares of Common Stock, the Issuer will not, without the Requisite Consent: (1) commence the dissolution, winding up or bankruptcy of the Issuer or a significant subsidiary; (2) issue capital stock or stock equivalents representing, on a preceding 36-month basis, greater than 10% of the outstanding Common Stock, excluding common stock or stock equivalents issued in connection with an acquisition approved by a majority of the Board; (3) redeem, acquire or otherwise purchase capital stock of the Issuer in excess of $50.0 million, individually or in the aggregate, during any fiscal year; (4) repeal, amend or modify the Issuer’s articles of incorporation or bylaws in a manner that would (a) adversely affect any right or protection or increase the liability (actual or potential) of a Vertex Holdco designee with respect to any acts or omissions occurring prior to such repeal, amendment or modification; (b) change the Issuer’s (i) name, (ii) jurisdiction of incorporation, (iii) principal executive office location or (iv) corporate purpose; or (c) adversely affect the Issuer’s ability to perform under the Shareholders Agreement; (5) declare or pay any dividend or distribution (a) on a non-pro rata basis or (b) in excess of $25.0 million in the aggregate during any fiscal year; (6) merge or consolidate the Issuer or any significant subsidiary, spinoff a business, or engage in any similar transaction for consideration having a fair market value in excess of 9% of the total consolidated revenue of the Issuer; (7) acquire any business, properties, assets, or

CUSIP No. 92242T 101	13D	Page 9 of 12

entities having an enterprise value in excess of 9% of the total consolidated revenue of the Issuer (except ordinary course of business acquisitions of inventory or equipment, consistent with past practice); (8) sell or transfer assets for consideration having a fair market value in excess of 9% of the total consolidated revenue of the Issuer (except ordinary course of business sales or transfers, consistent with past practice); (9) enter into any joint venture or similar business alliance requiring (a) the contribution of assets (including any required capital contributions) and/or (b) the assumption of liabilities (in respect of the preceding clauses (a) and (b) having a fair market value in excess of $20.0 million in the aggregate); (10) agree to make any capital expenditures in excess of $50.0 million, individually or in the aggregate, during any fiscal year; (11) incur Indebtedness (as defined in the Merger Agreement) (excluding (A) any incurrence under the Issuer’s existing credit facilities or (B) any ordinary course of business incurrence under the Issuer’s existing asset-based loan or revolving credit facility) that causes the Issuer’s total net leverage ratio to exceed 4.5; (12) terminate the Issuer’s Chief Executive Officer or Chief Financial Officer; (13) hire a replacement Chief Executive Officer or Chief Financial Officer; or (14) designate a director to the Board in a manner contrary to the designation rights of the Vertex Holdco Parties under the Shareholders Agreement.

Information Rights

If, during the Appointment Period, the Issuer is no longer subject to the reporting obligations under the Exchange Act, the Issuer will deliver to the Vertex Holdco Parties consolidated balance sheets and statements of income, cash flows and shareholders’ equity, as of the end of each fiscal year and the end of each of the first three fiscal quarters in each fiscal year within 10 days after the Issuer would have been required to file such reports with the SEC.

During the Appointment Period, (1) the Vertex Holdco designees may share confidential, non-public information about the Issuer with the Vertex Holdco Parties and their affiliates (excluding portfolio companies) for internal use in connection with their investment in the Issuer and (2) the Vertex Holdco Parties, their affiliates and each of their respective representatives may consult with auditors and senior management of the Issuer and review the books and records of the Issuer, in each case, in connection with the investment in the Issuer and subject to the right of the Issuer’s Board to cause the Vertex Holdco designees to withhold such information if disclosure would (a) be reasonably likely to result in the loss of attorney client privilege, (b) violate applicable law or contractual obligations or (c) be to a competitor of the Issuer.

During the Appointment Period, the Issuer will provide any bona fide potential transferee (of the Vertex Holdco Parties’ shares of Common Stock) and such potential transferee’s representatives reasonable and customary due diligence information for purposes of negotiating and consummating a transfer of any portion of the Vertex Holdco Parties’ shares of Common Stock. However, the Issuer is entitled to withhold such information if disclosure would be (1) reasonably likely to result in the loss of attorney client privilege or violate applicable law or contractual obligations or (2) to a competitor of the Issuer (in addition to certain other exceptions as specified in the Shareholders Agreement).

Stock Transfer Restrictions

Unless approved by a majority of the Directors who are not Vertex Holdco designees, for six months after the Closing Date, the Former Vertex Stockholders cannot sell, transfer or encumber, directly or indirectly, in whole or in part, any shares of Common Stock (or enter into any commitment to do such), except any (1) transfer of interests in a Former Vertex Stockholder entity or its direct or indirect parent that has assets representing a majority of its fair market value that are not shares of Common Stock and (2) change in ownership of any general partner or management company of the Vertex Holdco Parties will not be deemed to be a transfer. In addition, the Former Vertex Stockholders may transfer any shares of their Common Stock to an affiliate of the Former Vertex Stockholder that agrees to be bound by and a party to the Shareholders Agreement.

Stock Acquisition Restrictions

Unless approved by a majority of the Directors who are not Vertex Holdco designees, the Vertex Holdco Parties cannot, directly or indirectly, acquire or offer to acquire shares of Common Stock that would result, after such acquisition, in the Vertex Holdco Parties beneficially owning more than 62.5% of the outstanding shares of Common Stock.

If at any time the Former Vertex Stockholders’ percentage ownership of the outstanding Common Stock falls below a given ownership threshold, then the Vertex Holdco Parties’ right(s) with respect to such ownership threshold will fall away and no longer apply even if, after the applicable ownership threshold is crossed, the Former Vertex Stockholders acquire shares of Common Stock such that they own in excess of the relevant ownership threshold.

CUSIP No. 92242T 101	13D	Page 10 of 12

Standstill

During the Appointment Period, except with respect to any Vertex Holdco nominee, the Vertex Holdco Parties cannot, and will cause their affiliates that the Vertex Holdco Parties have provided confidential information about the Issuer not to, directly or indirectly, (1) make or participate in any solicitation of proxies (as such terms are used in the proxy rules of the SEC) to vote or deliver a written consent with respect to, or seek to advise or influence any person or entity’s voting with respect to, any Common Stock (except on behalf of the Issuer), (2) make any public request or proposal to amend the standstill provision of the Shareholders Agreement, or (3) take any action that would reasonably be expected to result in the Issuer having to make a public announcement regarding the foregoing, publicly announce any intention to do the foregoing or enter into any discussions or arrangement to do the foregoing, unless, in each case, approved by a majority of the Directors who are not Vertex Holdco designees.

Controlled Company

Pursuant to the Shareholders Agreement, the Vertex Holdco Parties and the Issuer will take whatever action may be reasonably necessary, if any, to cause the Issuer to comply with SEC rules and applicable listing standards then in effect if the Issuer ceases to qualify as a “controlled company.”

Registration Rights Agreement

At the Closing, the Issuer entered a registration rights agreement with the Former Vertex Stockholders (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer granted the holders of registrable securities that are party to the Registration Rights Agreement certain registration rights with respect to such registrable securities.

As soon as reasonably practicable, but in no event later than the earlier of (a) the forty-fifth (45th) calendar day following the Issuer’s receipt of all of the historical financial information of Vertex and the “Sky Business” and all of the related pro forma financial information required to be included in a shelf registration on a Form S-3 and (b) the ninetieth (90th) calendar day following the Closing Date, the Issuer will file a resale shelf registration statement on Form S-3 or other applicable registration form registering all of the registrable securities held by the Former Vertex Stockholders, referred to as the resale shelf registration statement. Following such filing, the Issuer will be required to use its commercially reasonable efforts to have the resale shelf registration statement declared effective by the SEC as soon as reasonably practicable and to maintain such effectiveness continuously until such a time as there are no longer any registrable securities. If the resale shelf registration statement ceases to be effective, then the Issuer will be required to use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such resale shelf registration statement to become effective again or to file a replacement resale shelf registration statement.

Subject to certain limitations set forth in the Registration Rights Agreement, the Former Vertex Stockholders will have the right to require the Issuer to use its commercially reasonable efforts to effectuate an underwritten public offering of the registrable securities. Any such request must cover a quantity of shares with an anticipated aggregate offering price, before any underwriting discounts or commissions and any offering-related expenses, of at least $50.0 million. The Former Vertex Stockholders have the right to request up to five underwritten offerings pursuant to the Registration Rights Agreement; however, such right is limited to no more than two underwritten offerings within any fiscal year of the Issuer.

The Registration Rights Agreement grants each Former Vertex Stockholder “piggyback” registration rights. Subject to certain exceptions and limitations, if the Issuer proposes to sell shares of Common Stock in an underwritten public offering or registers such shares with the SEC, either for its own account or for the account of other stockholders, each Former Vertex Stockholder will be entitled to include certain of its registrable securities in such offering or registration.

The registration rights provided for pursuant to the Registration Rights Agreement are subject to conditions and limitations, including the right of underwriters in an underwritten offering to limit the number of shares to be included in an offering and the Issuer’s right to delay, suspend or withdraw a registration statement under specified circumstances.

The Registration Rights Agreement provides that the Issuer must pay all registration expenses (other than the underwriting discounts and commissions) in connection with the resale shelf registration statement and any related underwritten offerings. The Registration Rights Agreement contains customary indemnification and contribution provisions.

References to, and descriptions of the Registration Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is included as Exhibit 99.3 to this Statement.

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Item 7. Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Agreement and Plan of Merger, dated as of March 7, 2022, by and among Vectrus, Inc., Vertex Aerospace Services Holding Corp., Andor Merger Sub LLC and Andor Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 5, 2022).

99.2	Shareholders Agreement, dated as of July 5, 2022, by and among Vectrus, Inc. and the shareholders that are party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 5, 2022).

99.3	Registration Rights Agreement, dated as of July 5, 2022, by and among Vectrus, Inc. and the shareholders that are party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 5, 2022).

99.4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2022	American Industrial Partners Capital Fund VI, L.P. By: AIPCF VI, LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: July 15, 2022	AIPCF VI Vertex Aerospace Funding LP By: AIP Vertex GP LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: July 15, 2022	Vertex Aerospace Holdco LLC

	By:	/s/ Joel M. Rotroff
	Name:	Joel M. Rotroff
	Title:	President